Lightspeed Commerce Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three months ended June 30, 2025
(expressed in thousands of US dollars)

Lightspeed Commerce Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at June 30 and March 31, 2025

(expressed in thousands of US dollars)
	Notes	June 30, 2025	March 31, 2025
Assets		$	$

Current assets
Cash and cash equivalents		447,598	558,469
Trade and other receivables	9	52,127	53,077
Merchant cash advances	17	103,626	106,169
Inventories		14,944	14,612
Other current assets	10	69,480	65,696

Total current assets		687,775	798,023

Lease right-of-use assets, net		11,774	12,714
Property and equipment, net		17,043	17,102
Intangible assets, net		135,391	159,542
Goodwill		805,321	797,962
Other long-term assets	11	38,964	40,562
Deferred tax assets		356	298

Total assets		1,696,624	1,826,203

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	12	72,867	73,075
Lease liabilities		5,430	5,654
Income taxes payable		1,833	1,540
Deferred revenue		69,461	68,714

Total current liabilities		149,591	148,983

Deferred revenue		1,132	1,088
Lease liabilities		10,844	11,319
Other long-term liabilities		744	562
Deferred tax liabilities		216	284

Total liabilities		162,527	162,236

Shareholders’ equity
Share capital	14	3,878,111	4,157,395
Additional paid-in capital		206,445	200,634
Accumulated other comprehensive income (loss)	15	3,071	(7,462)
Accumulated deficit		(2,553,530)	(2,686,600)

Total shareholders’ equity		1,534,097	1,663,967

Total liabilities and shareholders’ equity		1,696,624	1,826,203

Commitments and contingencies	13

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three months ended June 30, 2025 and 2024

(expressed in thousands of US dollars, except per share amounts)
		Three months ended June 30,
	Notes	2025	2024
		$	$

Revenues	4	304,942	266,091

Direct cost of revenues	5, 6	175,869	157,883

Gross profit		129,073	108,208

Operating expenses
General and administrative	6	34,713	31,856
Research and development	6	32,425	27,471
Sales and marketing	6	67,880	57,070
Depreciation of property and equipment		1,635	1,973
Depreciation of right-of-use assets		1,188	1,394
Foreign exchange loss (gain)		(2,763)	85
Acquisition-related compensation		157	—
Amortization of intangible assets		34,681	22,895
Restructuring	13	1,210	9,541

Total operating expenses		171,126	152,285

Operating loss		(42,053)	(44,077)

Net interest income (expense)	7	(6,209)	10,166

Loss before income taxes		(48,262)	(33,911)

Income tax expense (recovery)
Current		1,691	801
Deferred		(386)	300

Total income tax expense		1,305	1,101

Net loss		(49,567)	(35,012)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		7,402	240
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax		3,131	(514)

Total other comprehensive income (loss)	15	10,533	(274)

Total comprehensive loss		(39,034)	(35,286)

Net loss per share – basic and diluted	8	(0.35)	(0.23)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three months ended June 30, 2025 and 2024

(expressed in thousands of US dollars)
	Three months ended June 30,
	2025	2024
Cash flows from (used in) operating activities	$	$
Net loss	(49,567)	(35,012)
Items not affecting cash and cash equivalents
Amortization of intangible assets	34,681	22,895
Depreciation of property and equipment and lease right-of-use assets	2,823	3,367
Deferred income tax expense (recovery)	(386)	300
Share-based compensation expense	12,963	11,328
Unrealized foreign exchange loss (gain)	(501)	3
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	475	15,576
Merchant cash advances	2,543	(13,302)
Inventories	(332)	(1,764)
Other assets	(1,073)	(3,259)
Accounts payable and accrued liabilities	3,295	(3,361)
Income taxes payable	293	(468)
Deferred revenue	791	(197)
Other long-term liabilities	182	(173)
Net interest (income) expense	6,209	(10,166)

Total operating activities	12,396	(14,233)

Cash flows from (used in) investing activities
Additions to property and equipment	(1,804)	(847)
Additions to intangible assets	(10,515)	(3,269)
Interest income	6,114	10,985

Total investing activities	(6,205)	6,869

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	19	1,349
Shares repurchased and cancelled	(86,238)	(39,946)
Shares repurchased for settlement of non-treasury RSUs	(30,188)	—
Payment of lease liabilities and movement in restricted lease deposits	(2,059)	(2,141)
Financing costs	(9)	(40)

Total financing activities	(118,475)	(40,778)

Effect of foreign exchange rate changes on cash and cash equivalents	1,413	(12)

Net decrease in cash and cash equivalents during the period	(110,871)	(48,154)

Cash and cash equivalents – Beginning of period	558,469	722,102

Cash and cash equivalents – End of period	447,598	673,948

Income taxes paid	1,390	1,056
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the three months ended June 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2025		146,399,347	4,157,395	200,634	(7,462)	(2,686,600)	1,663,967

Net loss		—	—	—	—	(49,567)	(49,567)
Exercise of stock options and settlement of share awards		366,554	6,104	(6,085)	—	—	19
Share-based compensation		—	—	12,963	—	—	12,963
Shares repurchased and cancelled	14	(9,013,953)	(255,975)	—	—	182,345	(73,630)
Shares repurchased for settlement of non-treasury RSUs	14	(2,594,833)	(30,188)	—	—	—	(30,188)
Settlement of non-treasury RSUs	14	66,754	775	(1,067)	—	292	—
Other comprehensive income	15	—	—	—	10,533	—	10,533

Balance as at June 30, 2025		135,223,869	3,878,111	206,445	3,071	(2,553,530)	1,534,097

Balance as at March 31, 2024		153,547,616	4,362,691	213,918	(4,045)	(2,160,163)	2,412,401

Net loss		—	—	—	—	(35,012)	(35,012)
Exercise of stock options and settlement of share awards		612,956	14,605	(13,256)	—	—	1,349
Share-based compensation		—	—	11,328	—	—	11,328
Shares repurchased and cancelled	14	(2,673,926)	(75,973)	—	—	36,027	(39,946)
Other comprehensive loss	15	—	—	—	(274)	—	(274)

Balance as at June 30, 2024		151,486,646	4,301,323	211,990	(4,319)	(2,159,148)	2,349,846

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)

    1. Organization and nature of operations
Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed's one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. Certain information and disclosures have been omitted or condensed. These unaudited condensed interim consolidated financial statements should be read together with the Company’s audited annual consolidated financial statements and notes thereto for the fiscal year ended March 31, 2025.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on July 30, 2025.
Seasonality of interim operations
The operations of the Company are seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s audited annual consolidated financial statements for the fiscal year ended March 31, 2025.
As at April 1, 2025, the estimated useful lives of the acquired software technologies and customer relationships were revised. Assuming that the intangible assets are held until the end of their revised estimated useful lives, amortization in future years will be increased/(decreased) by the following amounts:

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)

Fiscal Year	$

2026	47,931
2027	(45,577)
2028	(2,354)
    3. Material accounting policies
The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent audited annual consolidated financial statements.
New and amended material accounting policies issued but not yet effective
The Company continues to evaluate the impact of the amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, and the impact of IFRS 18, Presentation and Disclosure in Financial Statements, on its consolidated financial statements. For all other new and amended material accounting policies issued but not yet effective which have been identified in the most recent audited annual consolidated financial statements, the Company does not expect that the adoption of these standards will have a material impact on the financial statements of the Company in future periods.
    4. Revenues

	Three months ended June 30,
	2025	2024
	$	$

Subscription revenue	90,862	83,314
Transaction-based revenue	204,559	174,054
Hardware and other revenue	9,521	8,723

Total revenues	304,942	266,091
Transaction-based revenue includes $10,400 of revenue from the Company's merchant cash advance program for the three months ended June 30, 2025 (June 30, 2024 – $7,772).
    5. Direct cost of revenues

	Three months ended June 30,
	2025	2024
	$	$

Subscription cost of revenue	17,343	17,507
Transaction-based cost of revenue	144,703	127,952
Hardware and other cost of revenue	13,823	12,424

Total direct cost of revenues	175,869	157,883

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
    6. Employee compensation
The total employee compensation comprising salaries and benefits, including share-based compensation and related payroll taxes and restructuring, excluding government assistance and acquisition-related compensation, for the three months ended June 30, 2025, was $85,353 (June 30, 2024 – $84,393).
The following table outlines share-based compensation and related payroll taxes included in the following expenses:

	Three months ended June 30,
	2025	2024
	$	$

Direct cost of revenues	301	742
General and administrative	4,617	4,300
Research and development	5,039	3,175
Sales and marketing	4,012	3,457

Total share-based compensation and related payroll taxes	13,969	11,674
As at June 30, 2025, the Company had 12,884,988 options (1,014,999 of which have vesting dependent on market conditions tied to the Company's future share price performance), 8,147,869 restricted share units and 175,198 deferred share units outstanding (June 30, 2024 - 11,246,250 options, 6,794,792 restricted share units and 131,713 deferred share units outstanding).
    7. Finance income and costs

	Three months ended June 30,
	2025	2024
	$	$

Interest income	5,888	10,560
Interest expense and finance costs	(12,097)	(394)

Net interest income (expense)	(6,209)	10,166

Interest expense and finance costs for the three months ended June 30, 2025 includes a loss from the change in fair value of the share repurchase liability related to the normal course issuer bid ("NCIB") of $11,800 (June 30, 2024 – nil).
    8. Loss per share
The Company has stock options and share awards as potentially dilutive shares. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive shares have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the three months ended June 30, 2025 and 2024. All outstanding potentially dilutive shares could potentially dilute loss per share in the future.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)

	Three months ended June 30,
	2025	2024

Issued and outstanding Common Shares	135,223,869	151,486,646
Weighted average number of Common Shares outstanding - basic and diluted	140,818,891	154,744,336

Net loss per share – basic and diluted	($0.35)	($0.23)
The issued and outstanding Common Shares as at June 30, 2025 are net of 2,528,079 Common Shares that have been purchased and are held in trust as described in note 14 (June 30, 2024 - nil).
The weighted average number of potentially dilutive shares that are not included in the diluted per share calculations because they would be anti-dilutive was 16,353,423 stock options and share awards for the three months ended June 30, 2025 (June 30, 2024 - 15,825,157). This weighted average number includes all of the Company's issued and outstanding potentially dilutive shares notwithstanding exercise prices, as applicable.
    9. Trade and other receivables

	June 30, 2025	March 31, 2025
	$	$

Trade receivables	38,799	39,744
Allowance for expected credit losses	(6,336)	(6,445)

Trade receivables, net	32,463	33,299

Research and development tax credits receivable	8,192	7,626
Sales tax receivable	9,712	9,898
Accrued interest and other	1,760	2,254

Total trade and other receivables	52,127	53,077
    10. Other current assets

	June 30, 2025	March 31, 2025
	$	$

Restricted cash and restricted deposits	1,607	1,364
Prepaid expenses and deposits	29,492	29,414
Commission asset	18,551	18,010
Contract asset and other	19,830	16,908

Total other current assets	69,480	65,696

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
    11. Other long-term assets

	June 30, 2025	March 31, 2025
	$	$

Restricted cash	391	510
Prepaid expenses and deposits	4,814	5,486
Commission asset	18,871	18,877
Contract asset	14,888	15,689

Total other long-term assets	38,964	40,562
    12. Accounts payable and accrued liabilities

	June 30, 2025	March 31, 2025
	$	$

Trade payables and trade accruals	34,173	34,146
Accrued compensation and benefits	21,569	25,538
Accrued payroll taxes on share-based compensation	3,519	2,892
Sales tax payable	3,637	4,655
Provisions and other	9,969	5,844

Total accounts payable and accrued liabilities	72,867	73,075
    13. Contingencies and Provisions
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec. The application was sought on behalf of purchasers of the Company's securities, and based upon allegations that the defendants made false and/or misleading statements to the public, both on the primary and secondary market. The plaintiffs sought unspecified damages. On June 16, 2025, the Company and the plaintiffs agreed in principle that the Company would pay $7,583 in full and final settlement of the proceedings, inclusive of class counsel fees, notice and administration costs, fees, and expenses relating to the settlement or the litigation. The settlement remains subject to approval by the Superior Court of Quebec. A $7,583 provision is included in accounts payable and accrued liabilities in the provisions and other category in respect of the matter for the three months ended June 30, 2025.
On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit were U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents are generally related to web-based point of sale builder systems. Separately, the Company applied for inter partes review of all three patents by the U.S. Patent Trial and Appeal Board (the "PTAB"). The PTAB issued final written decisions finding all asserted claims of all three patents unpatentable. The lawsuit has now been stayed pending final resolutions of the inter partes reviews. The plaintiff is in the process of appealing the PTAB's final written decisions and the Company and management intend to vigorously defend the PTAB's invalidity findings.
Except as indicated, the Company has not provisioned for the above-referenced matters.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Restructuring
The Company implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The restructuring expense consisted primarily of cash severance costs.
Provision for severance

	Three months ended June 30,
	2025	2024
	$	$

Balance - Beginning of period	1,715	2,591
Expensed during the period	1,210	9,541
Paid during the period	(2,260)	(10,207)

Balance - End of period	665	1,925
The provision is included in accounts payable and accrued liabilities in the provisions and other category in note 12.
    14. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to "Common Shares" refer to Subordinate Voting Shares in the capital of Lightspeed.
Normal Course Issuer Bid
The Board and the TSX approved the renewal of the Company's NCIB to purchase at its discretion for cancellation up to 9,013,953 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued and outstanding as at March 21, 2025, over the twelve-month period commencing on April 5, 2025 and ending no later than April 4, 2026.
Under the NCIB, other than purchases made under block purchase exemptions, the Company is allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 153,504 Subordinate Voting Shares representing 25% of the average daily trading volume of 614,018 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on February 28, 2025.
In connection with the NCIB, the Company also entered into an automatic share purchase plan (“ASPP”) under which a designated broker may purchase Subordinate Voting Shares at times when the Company would ordinarily not be permitted to purchase its Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP are made in accordance with certain purchasing parameters.
During the three months ended June 30, 2025, under the NCIB and pursuant to the ASPP, the Company repurchased and cancelled 9,013,953 Subordinate Voting Shares representing the total authorized amount pursuant to the NCIB for a total consideration, including transaction costs, of $85,430 (June 30, 2024 - 2,673,926 Subordinate Voting Shares for a total

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
consideration, including transaction costs, of $39,946). Interest expense and finance costs for the three months ended June 30, 2025 includes a loss from the change in fair value of the share repurchase liability related to the NCIB of $11,800.
Common Shares purchased for settlement of non-treasury RSUs
Non-treasury RSUs have the same features as RSUs, except that they can either be settled in cash based on the Company’s share price on the settlement date, or through the delivery of Common Shares purchased on the open market, at the Company's option. For the three months ended June 30, 2025, the non-treasury RSUs were settled in Common Shares purchased on the open market.
The Company has established a trust for the purpose of settling vested non-treasury RSUs. For non-treasury RSUs, the Company directs the trustee to purchase Common Shares of the Company on the open market to be held in trust for and on behalf of the holders of non-treasury RSUs until they are released and delivered for settlement. For accounting purposes, the Common Shares are considered as held in treasury, and recorded as a temporary reduction of Common Shares outstanding and as a temporary reduction of share capital equal to the consideration paid, including transaction costs. Upon delivery of the Common Shares for settlement of the non-treasury RSUs, the number of Common Shares outstanding is increased, offsetting the initial temporary reduction of Common Shares outstanding, and the amount in contributed surplus associated with the non-treasury RSUs being settled is transferred to share capital, offsetting the initial temporary reduction of share capital. Any difference between the contributed surplus and the initial temporary reduction of share capital is recorded in accumulated deficit. As at June 30, 2025, a total of 2,528,079 Common Shares purchased for settlement of non-treasury RSUs were considered as held in treasury and recorded as a temporary reduction of outstanding Common Shares and share capital (June 30, 2024 - nil Common Shares).
    15. Accumulated other comprehensive income (loss)

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Balance as at March 31,	(4,966)	(4,234)	(2,496)	189	(7,462)	(4,045)

Foreign currency differences on translation of foreign operations	7,402	240	—	—	7,402	240
Change in net unrealized gain (loss) on cash flow hedging instruments	—	—	3,360	(582)	3,360	(582)
Deferred income tax recovery (expense)	—	—	(229)	68	(229)	68

Balance as at June 30,	2,436	(3,994)	635	(325)	3,071	(4,319)
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The notional principal of the foreign exchange contracts was $78,750 CAD as at June 30, 2025 (March 31, 2025 - $113,750 CAD).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
    16. Related party transactions
Key management personnel includes executive officers. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

	Three months ended June 30,
	2025	2024
	$	$

Short-term employee benefits	949	644
Share-based payments	2,704	3,010

Total compensation paid to key management personnel	3,653	3,654
    17. Financial instruments
Fair value
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash and restricted deposits, trade receivables and trade payables and accrued liabilities is considered to be equal to their respective carrying values due to their short-term maturities.
Recurring fair value measurements
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations represent the discounted future settlement amounts based on current market rates.
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for the three months ended June 30, 2025 include an average repayment period of 7 months, an average discount rate, over the repayment period, of 15% and amounts deemed uncollectible, which includes write offs, of $2,955. No reasonably possible change in the key assumptions

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2025 and 2024

(expressed in thousands of US dollars, except number of shares and per share amounts)
would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods.
The movement in the merchant cash advances is as follows:

	Three months ended June 30,
	2025	2024
	$	$

Balance - Beginning of period	106,169	74,236
Principal issued	76,774	64,067
Amounts collected	(86,762)	(55,955)
Transaction-based revenues from fees collected incorporating fair value movement	10,400	7,772
General & administrative expenses from amounts deemed uncollectible	(2,955)	(2,582)

Balance - End of period	103,626	87,538
As at June 30 and March 31, 2025, financial instruments measured at fair value in the unaudited condensed interim consolidated balance sheets were as follows:

	June 30, 2025			March 31, 2025

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	447,598	447,598	Level 1	558,469	558,469
Restricted cash and restricted deposits	Level 1	1,998	1,998	Level 1	1,874	1,874
Merchant cash advances	Level 3	103,626	103,626	Level 3	106,169	106,169
Foreign exchange forward contracts	Level 2	864	864	Level 2	0	0
Liabilities:
Foreign exchange forward contracts	Level 2	0	0	Level 2	2,496	2,496

    18. Subsequent events
On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law in the United States. The legislation includes several significant tax provisions. As the enactment occurred after the balance sheet date but before the issuance of these financial statements, the Company has not recorded any adjustments related to the OBBBA in its unaudited condensed interim consolidated financial statements as of and for the three months ended June 30, 2025. The Company is currently evaluating the impact of the OBBBA on its unaudited condensed interim consolidated financial statements, including the potential effects on its effective tax rate, deferred tax assets and liabilities, and related disclosures. The impact, if any, will be reflected in the period of enactment, in accordance with IAS 12, Income Taxes.